UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated  May 5, 2010

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                  Press Release dated May 5, 2010.

•                  Interim Report to Shareholders for the three months ended March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	May 5, 2010	By:	/s/”Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE

Enbridge reports strong first quarter adjusted earnings of $318 million or $0.86 per common share

Highlights

•                  First quarter adjusted earnings increased 19% to $318 million

•                  First quarter earnings decreased 39% to $342 million as a result of a one-time asset disposition in 2009

•                  Alberta Clipper brought into service April 1, 2010, on time and on budget

•                  Enbridge meets growing oil sands transportation needs, announcing two projects to support the Christina Lake and Leismer projects

•                  Enbridge to develop 99-MW Greenwich wind energy project

•                  Enbridge recognized as one of Global 100 Most Sustainable Corporations

CALGARY, ALBERTA, May 5, 2010 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) – “Enbridge’s favourable first quarter results reflect the continuing success of our growth strategy,” said Patrick D. Daniel, President and Chief Executive Officer. “Earnings growth drivers include the crude oil pipeline system and Enbridge Energy Partners, in which Enbridge holds a 27% stake, both of which are benefiting from the investments made in the last several years.

“Enbridge’s first quarter adjusted earnings of $318 million, or $0.86 per share, put us firmly on track to achieve our full year adjusted earnings guidance of $2.50 to $2.70 per share,” said Mr. Daniel. “2010 will also mark the beginning of accelerated growth in Enbridge’s cash flow, where cash flow will grow at a faster rate than earnings, further strengthening our balance sheet and providing a strong base for future growth.”

Mr. Daniel noted that Enbridge anticipates double digit growth across its liquids pipelines, natural gas transportation and green energy businesses through the middle of this decade, building on the Company’s recent accomplishments.

“In Liquids Pipelines, we continue to see a steady progression of regional opportunities driven by new oil sands projects and expansion of existing projects,” said Mr. Daniel. “In the first quarter we were pleased to announce two new projects – additional pipeline and terminal facilities to support expansion of the Christina Lake enhanced oil project, and additional volumes contracted on our Waupisoo Pipeline from the new Leismer project. These projects highlight the benefits we’re able to offer oil sands producers in terms of flexible, cost-effective solutions that leverage our existing regional oil sands infrastructure. We enjoy strong customer relationships in the region and look forward to continuing to work collaboratively with our shippers to meet their transportation needs.”

Enbridge completed construction of the Alberta Clipper Project in the first quarter. “We are very proud to mark the completion of our largest-ever expansion project and to have brought Alberta Clipper into service on April 1st, on time and on budget,” said Mr. Daniel.

Forward-Looking Information

This news release contains forward-looking information. Significant related assumptions and risk factors are described under the Forward-Looking Information section of this news release.

Also in the first quarter, Enbridge reached agreement with producers on the key terms of a new incentive tolling settlement (ITS) on the Enbridge mainline system, and filed final tolls with the National Energy Board (NEB). The new ITS is for one year and is extendable if agreed by both Enbridge and the Canadian Association of Petroleum Producers (CAPP). “Enbridge and its customers, through CAPP, continue to realize significant benefits under the ITS agreement, reaffirming the advantages of working cooperatively and in partnership with our customers,” commented Mr. Daniel.

“In Green Energy, we advanced our growth plans with finalization of commercial agreements for the development of the 99-megawatt Greenwich Wind Energy Project, bringing our interests in green energy generating capacity in development and in operation to more than 560 megawatts. Our investments in renewable energy align very well with our objective to profitably grow our energy infrastructure business and to deliver superior returns to shareholders.”

In January, Enbridge was recognized as one of the Corporate Knights Global 100 Most Sustainable Corporations. Ranked number 16 globally, Enbridge was the top Canadian company on the list. “This is a significant accomplishment and one in which we take particular pride,” said Mr. Daniel. “Enbridge’s inclusion on the Global 100 list highlights our success in balancing our financial, social and governance performance, and our ability to continue to operate and grow our business in an environmentally responsible way.”

“Looking ahead this year and beyond, we expect to continue to deliver exceptional results to our shareholders and a superior total return. The dividend paid in the first quarter of 2010 represented a 15% increase, reflecting our record growth in 2009, and we expect future dividend growth to continue in tandem with anticipated growth in earnings per share,” concluded Mr. Daniel. “This is a clear demonstration of the quality of Enbridge’s value proposition. Our business model, delivering reliability, income and growth, tends to retain and build value for shareholders even during tough economic times, and to outperform the markets and our peers over the long term.

FIRST QUARTER 2010 OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see the Management’s Discussion and Analysis which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/investor.

•                  Enbridge’s first quarter results continued to benefit from the construction of Enbridge’s two largest pipeline projects, Alberta Clipper and Southern Lights. In addition, the earnings contribution from Enbridge Energy Partners increased period over period due to improved results within its liquids segment, primarily a result of the Southern Access Phase II expansion placed in service during April 2009, as well as the North Dakota Phase VI expansion that entered service on January 1 of this year, on budget and ahead of schedule. These results were partially offset by decreased earnings from the Energy Services segment of the Company which in 2009 reflected higher volumes and more favourable storage and transportation margins.

•                  Both the Canadian and U.S. segments of the Alberta Clipper Project were placed in service on April 1, 2010. The line fill process has begun and is expected to be complete by the end of September 2010.

For the United States segment of Alberta Clipper, tariffs filed with the Federal Energy Regulatory Commission (FERC) were approved and became effective April 1, 2010. Filings in early 2010 by shippers requesting the FERC to delay the tariff were dismissed by the FERC in March 2010.

Interim tolls for the Enbridge mainline, including recovery of costs related to the Canadian segment of Alberta Clipper, went into effect April 1, 2010 and, as directed by the NEB, reflected the forecasted toll presented in 2007. An NEB hearing has been scheduled for November 2010 to consider Enbridge’s final toll application, which includes Alberta Clipper at the full revenue requirement, as well as remaining aspects of the February 2010 shippers’ filing. In April 2010, the NEB denied other aspects of the shippers’ filing, including the request to suspend the line fill requirement. The Company believes the NEB will approve the final toll and continues to believe the shippers’ filing to be without merit.

•                  On March 31, 2010, Enbridge announced an agreement with Renewable Energy Systems Canada Inc. (RES Canada), an affiliate of RES Americas, to develop a 99-megawatt wind energy project on the northern shore of Lake Superior, in Ontario. Enbridge has a 90% interest in the Greenwich Wind Energy Project, with an option to acquire the remaining 10% interest. RES Canada will construct the project at a total capital cost of approximately $275 million.

•                  On February 3, 2010, Enbridge announced an agreement with Statoil Canada Ltd. (Statoil) for the addition of the Statoil’s Leismer oil sands project as a shipper on Enbridge’s Regional Oil Sands System. This brings the number of producing oil sands projects connecting to Enbridge’s regional system to six.

•                  On January 28, 2010, Enbridge announced an agreement with FCCL Partnership to provide additional pipeline and terminal facilities to support expansion of the Christina Lake enhanced oil project, which is operated by Cenovus Energy Inc. The estimated cost of the additional facilities is approximately $250 million, with a planned in service date late in 2011. The additional Christina Lake facilities will include two 375,000 barrel tanks and 26 kilometers of 30-inch diameter pipeline, and will readily accommodate the current and planned future expansions of the Christina Lake enhanced oil project.

DIVIDEND DECLARATION

On May 4, 2010, the Enbridge Board of Directors declared quarterly dividends of $0.425 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2010 to shareholders of record on May 14, 2010.

CONFERENCE CALL

Enbridge will hold a conference call on Wednesday, May 5, 2010 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the first quarter 2010 results. Analysts, members of the media and other interested parties can access the call at +617-213-8838 or toll-free at 1-866-700-7173 using the access code of 51299006. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay at toll-free 1-888-286-8010 or +617-801-6888 (access code 95785283) will be available until May 12, 2010.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will follow the analysts’ session.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A), which contain additional notes and disclosures, are available on the Enbridge website.

About Enbridge Inc.

Enbridge Inc. (Enbridge or the Company), a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.

Forward-Looking Information

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected costs related to projects under construction; expected in-service dates for projects under construction; expected tariffs for pipelines; expected capital expenditures; and estimated future dividends.

Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange, inflation and interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas and natural gas liquids, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings or adjusted earnings and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates, and expected capital expenditures include: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Non-GAAP Measures

This news release contains references to adjusted earnings, which represent earnings or loss applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the financial results sections for the affected business segments within the Company’s MD&A. Management believes that the presentation of adjusted earnings provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings and adjusted earnings for each of the segments are not measures that have a standardized meaning prescribed by Canadian generally accepted accounting principles (Canadian GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section of the Company’s Management’s Discussion and Analysis for a reconciliation of the GAAP and non-GAAP measures.

ENBRIDGE CONTACTS
Media	Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com

HIGHLIGHTS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009
Earnings Applicable to Common Shareholders
Liquids Pipelines	134	91
Natural Gas Delivery and Services	120	486
Sponsored Investments	52	30
Corporate	36	(49)
	342	558
Earnings per Common Share	0.93	1.54
Diluted Earnings per Common Share	0.92	1.53
Adjusted Earnings[1]
Liquids Pipelines	134	97
Natural Gas Delivery and Services	143	152
Sponsored Investments	51	31
Corporate	(10)	(12)
	318	268
Adjusted Earnings per Common Share[1]	0.86	0.74
Cash Flow Data
Cash provided by operating activities	646	881
Cash used in investing activities	(629)	(363)
Cash provided by/(used in) financing activities	84	(726)
Dividends
Common Share Dividends Declared	161	138
Dividends per Common Share	0.425	0.370
Shares Outstanding (millions)
Weighted average common shares outstanding	368	362
Diluted weighted average common shares outstanding	371	365
Operating Data
Liquids Pipelines - Average Deliveries (thousands of barrels per day)
Enbridge System[2]	2,054	2,027
Enbridge Regional Oil Sands System[3]	236	252
Spearhead Pipeline	112	106
Olympic Pipeline	254	257
Natural Gas Delivery and Services
Gas Pipelines - Average Throughput Volumes (millions of cubic feet per day)
Alliance Pipeline US	1,680	1,690
Vector Pipeline	1,518	1,587
Enbridge Offshore Pipelines	2,004	1,902
Enbridge Gas Distribution
Volumes (billions of cubic feet)	166	180
Number of active customers[4] (thousands)	1,957	1,912
Degree day deficiency[5]
Actual	1,726	1,925
Forecast based on normal weather	1,763	1,745

1.               Adjusted earnings represent earnings applicable to common shareholders adjusted for non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

2.               Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the United States border as well as Line 8 and Line 9 in Eastern Canada.

3.               Volumes are for the Athabasca mainline and the Waupisoo Pipeline and exclude laterals on the Enbridge Regional Oil Sands System.

4.               Number of active customers is the number of natural gas consuming Enbridge Gas Distribution customers at the end of the period.

5.               Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes in Enbridge Gas Distribution’s franchise area. It is calculated by accumulating, for the period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

This Management’s Discussion and Analysis (MD&A) dated May 4, 2010 should be read in conjunction with the unaudited consolidated financial statements and notes thereto of Enbridge Inc. (Enbridge or the Company) as at and for the three months ended March 31, 2010, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company’s Annual Report for the year ended December 31, 2009. All financial measures presented in this MD&A are expressed in Canadian dollars, unless otherwise indicated. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CONSOLIDATED EARNINGS

	Three months ended
	March 31,
(millions of Canadian dollars, except per share amounts)	2010	2009
Liquids Pipelines	134	91
Natural Gas Delivery and Services	120	486
Sponsored Investments	52	30
Corporate	36	(49)
Earnings Applicable to Common Shareholders	342	558
Earnings per Common Share	0.93	1.54
Diluted Earnings per Common Share	0.92	1.53

Earnings applicable to common shareholders were $342 million for the three months ended March 31, 2010, or $0.93 per common share, compared with $558 million, or $1.54 per common share, for the three months ended March 31, 2009. This decrease primarily reflected a $329 million after-tax gain recognized on the sale of the Company’s investment in Oleoducto Central S.A. (OCENSA) in March 2009. The decrease was partially offset by higher allowance for equity funds used during construction (AEDC) in Liquids Pipelines, primarily on the Alberta Clipper and Southern Lights pipelines, a higher contribution from Enbridge Energy Partners (EEP) and unrealized fair value gains on derivative financial instruments used to manage foreign exchange rate risk.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this MD&A to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; and estimated future dividends.

Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas and natural gas liquids, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings or adjusted earnings and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates, and expected capital expenditures include: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted earnings/(loss), which represent earnings or loss applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the financial results sections for the affected business segments. Management believes that the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by Canadian GAAP and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section for a reconciliation of the GAAP and non-GAAP measures.

ADJUSTED EARNINGS

	Three months ended
	March 31,
(millions of Canadian dollars, except per share amounts)	2010	2009
Liquids Pipelines	134	97
Natural Gas Delivery and Services	143	152
Sponsored Investments	51	31
Corporate	(10)	(12)
Adjusted Earnings	318	268
Adjusted Earnings per Common Share	0.86	0.74

Adjusted earnings were $318 million, or $0.86 per common share, for the three months ended March 31, 2010 compared with $268 million, or $0.74 per common share, for the three months ended March 31, 2009.

The following factors increased adjusted earnings in the three month period:

•                  AEDC on Southern Lights Pipeline and on both the Canadian and United States segments of the Alberta Clipper Project.

•                  An increased contribution from EEP resulting from completion of Southern Access Expansion Phase II in April 2009 and the North Dakota System Expansion that entered service on January 1, 2010.

These increases were partially offset by decreased earnings from Natural Gas Delivery and Services as a result of lower adjusted earnings from Energy Services as well as decreased earnings as a result of the sale of OCENSA in the first quarter of 2009.

RECENT DEVELOPMENTS

LIQUIDS PIPELINES

Alberta Clipper Project

The Alberta Clipper Project, which was placed in service April 1, 2010 on schedule and on budget, involved the construction of a new 36-inch diameter pipeline from Hardisty, Alberta to Superior, Wisconsin generally within or alongside Enbridge’s existing rights-of-way in Canada and EEP’s existing rights-of-way in the United States. The new pipeline interconnects with the existing mainline system in Superior where it provides access to Enbridge’s full range of delivery points and storage options, including Chicago, Toledo, Sarnia, Patoka and Cushing. Alberta Clipper has an initial capacity of 450,000 barrels per day (bpd), is expandable to 800,000 bpd and now forms part of the existing Enbridge System in Canada and the EEP Lakehead System in the United States. The line fill process has begun and is expected to be complete by the end of September 2010.

The Canadian segment of the project has an estimated cost of $2.3 billion, including allowance for funds used during construction (AFUDC), with expenditures to date totaling $2.2 billion. As a result of favourable progress made during the winter construction period, the cost of the United States segment is now expected to be approximately US$1.2 billion, with expenditures to date totaling US$1.1 billion. As announced in July 2009, Enbridge has committed to fund 66.7% of the United States segment of the Alberta Clipper project through Enbridge Energy, L.P. (EELP).

For the United States segment of Alberta Clipper, tariffs filed with the Federal Energy Regulatory Commission (FERC) were approved and became effective April 1, 2010. Filings in early 2010 by shippers requesting the FERC to delay the tariff were dismissed by the FERC in March 2010.

Interim tolls for the Enbridge mainline, including recovery of costs related to the Canadian segment of Alberta Clipper, went into effect April 1, 2010 and, as directed by the National Energy Board (NEB), reflected the forecasted toll presented in 2007. An NEB hearing has been scheduled for November 2010 to consider Enbridge’s final toll application, which includes Alberta Clipper at the full revenue requirement, as well as remaining aspects of the February 2010 shippers’ filing. In April 2010, the NEB denied other aspects of the shippers’ filing, including the request to suspend the line fill requirement. The Company believes the NEB will approve the final toll and continues to believe the shippers’ filing to be without merit.

Southern Lights Pipeline

When completed ahead of schedule in July 2010, the 180,000 bpd Southern Lights Pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta. Except for the Line 13 reversal work that will be completed in May and June 2010, the Southern Lights Pipeline is substantially complete. The project involves reversing the flow of a portion of Enbridge’s Line 13, an existing crude oil pipeline which runs from Edmonton to Clearbrook, Minnesota. In order to replace the light crude capacity that would be lost through the reversal of Line 13, the Southern Lights Project also includes the construction of a new 20-inch diameter light sour crude oil pipeline (LSr Pipeline) from Cromer, Manitoba to Clearbrook, and modifications to existing Line 2. These changes to the existing crude oil system increased southbound light crude system capacity by approximately 45,000 bpd. The capacity replacement allowed Line 13 to be taken out of service in April 2010 to prepare for diluent service. The LSr Pipeline and Line 2 modifications, which allow Line 2 to operate at higher design rates, were completed and placed in service in the first quarter of 2009.

In the United States, construction of the LSr Pipeline and Line 2 modifications, as well as diluent pipeline construction between Superior, Wisconsin and Streator, Illinois, are complete. Mainline construction of approximately 305 kilometers (190 miles) of diluent segment, in conjunction with construction of the Alberta Clipper Project, between Clearbrook and Superior was completed in the first quarter of 2010. In addition, construction of diluent receipt tankage at Manhattan and pump station facilities along the newly constructed diluent line in the United States have also been completed.

The total expected project cost is US$1.6 billion for the United States segment and $0.5 billion for the Canadian segment. Expenditures to date are US$1.5 billion and $0.5 billion for the United States and Canadian segments, respectively.

Christina Lake Lateral

Enbridge will construct, own and operate a new pipeline terminal and a new blended products pipeline, which will allow the Cenovus and ConocoPhillips partnership (FCCL) to deliver increased Christina Lake production volumes directly into the Athabasca Pipeline. The expansion project will add two 375,000 barrel tanks and 26 kilometers of 30-inch diameter pipeline to Enbridge’s existing Christina Lake lateral and terminal facilities which include two eight-inch lateral lines plus 240,000 barrels of tankage that connect to the Company’s Athabasca pipeline. The estimated cost of the additional facilities is approximately $0.3 billion with a planned in-service date late in 2011.

Northern Gateway Project

The Northern Gateway Project involves constructing a twin pipeline system from near Edmonton, Alberta, to a new marine terminal in Kitimat, British Columbia. One pipeline would transport crude oil for export from the Edmonton area to Kitimat, and is expected to be a 36-inch diameter line with an initial capacity of 525,000 bpd. The other pipeline would be used to import condensate and is expected to be a 20-inch diameter line with an initial capacity of 193,000 bpd.

The Company has secured $100 million funding from Western Canada producers and Pacific Rim refiners toward the costs of seeking the necessary regulatory approvals for the project. The federal Minister of Environment and the Chairman of the NEB have established a Joint Review Panel (JRP) to consider the Northern Gateway application and make a recommendation to the Canadian federal government on whether the project should be approved and what terms and conditions should be attached to that approval. The JRP will review, among other things, the project’s economic, technical and financial feasibility and the environmental and socio-economic impacts of the project. The terms of reference for the JRP were released in December 2009.

Enbridge expects to file its regulatory application with the NEB in the first half of 2010. Subject to continued commercial support, regulatory and other approvals, and adequately addressing landowner,

Aboriginal and local community concerns, the Company estimates that Northern Gateway could be in-service as early as the 2016 time frame at an estimated cost of $5.5 billion.

SPONSORED INVESTMENTS

Enbridge Income Fund

Corporate Restructuring

On May 3, 2010, Enbridge Income Fund (EIF) unitholders approved a plan of arrangement for restructuring EIF. The plan of arrangement will take effect prior to the end of 2010 and will involve an exchange by Enbridge of a portion of its interest in EIF for shares of a taxable Canadian corporation to be called Enbridge Income Fund Holdings Inc. (EIFH). Public unitholders will also exchange their trust units for shares of EIFH. The scope of activities of EIFH will be limited to investment in EIF and Enbridge will retain its 72% economic interest in EIF following completion of the plan of arrangement.

Saskatchewan System Capacity Expansion

EIF has finalized the scope of Phase II of the Saskatchewan System Capacity Expansion to include three separate projects that will reduce capacity constraints at a variety of locations. Collectively, the projects will increase capacity across the system by approximately 125,000 bpd at an estimated cost of approximately $0.1 billion. Construction commenced on certain parts of the project in the second half of 2009 and, subject to receipt of NEB regulatory approvals, construction is expected to begin in the second quarter of 2010 on the remaining components of the project. All three projects comprising the Saskatchewan System Phase II Expansion are currently targeted to be complete in the fourth quarter of 2010.

CORPORATE

Greenwich Wind Energy Project

On March 31, 2010, Enbridge announced the development of the 99-megawatt (MW) Greenwich Wind Energy Project on the northern shore of Lake Superior, in Ontario with Renewable Energy Systems Canada Inc. (RES Canada). Enbridge has a 90% interest in the project and an option to acquire the remaining 10% interest. RES Canada will construct the wind project under a fixed price, turnkey, engineering, procurement and construction agreement. The project utilizes 43 Siemens 2.3-MW wind turbines and, under a five-year fixed price agreement, Siemens will provide operations and maintenance services for the wind turbines. The Greenwich Wind Energy Project will deliver energy to the Ontario Power Authority (OPA) under a 20-year power purchase agreement and is expected to be completed by November 2011 at an estimated capital cost of $0.3 billion.

FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended
	March 31,
(millions of Canadian dollars)	2010	2009
Enbridge System	84	59
Enbridge Regional Oil Sands System	18	17
Southern Lights Pipeline	24	15
Spearhead Pipeline	5	3
Feeder Pipelines and Other	3	3
Adjusted Earnings	134	97
Enbridge Regional Oil Sands System - leak remediation costs	-	(6)
Earnings	134	91

Adjusted earnings for the three months ended March 31, 2010 were $134 million, an increase of $37 million compared with the three months ended March 31, 2009. The increase was largely due to higher earnings from Enbridge System and Southern Lights Pipeline.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the three months ended March 31, 2010 was $26 million (2009 - $15 million) for Enbridge System, primarily relating to Alberta Clipper, and $18 million (2009 - $15 million) for Southern Lights Pipeline.

Enbridge System earnings included AEDC on Alberta Clipper, increased earnings from operating cost savings and timing differences, increased tolls from a higher rate base due to the Line 4 Extension Project and higher throughput on Line 9. During the first quarter of 2010, the Company filed its Enbridge System final toll submission with the NEB, which includes a one year Incentive Tolling Settlement (ITS) agreement that can be extended into 2011. The ITS agreement will allow for continued throughput protection on the Canadian mainline, increase the relative percentage of flow through costs and update depreciation rates for certain pipeline assets, reducing the associated toll for shippers.

Higher Southern Lights Pipeline earnings reflected AEDC recognized on a growing capital base while the project continued to be under construction, as well as earnings from the new light sour pipeline which became operational during the first quarter of 2009. The LSr pipeline was transferred to the Enbridge System effective April 1, 2010.

Spearhead Pipeline earnings increased due to increased contracted volumes resulting from the expansion completed in May 2009.

Liquids Pipelines earnings were impacted by the following non-recurring or non-operating adjusting item:

•                  A $6 million after-tax expense resulting from clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal on the Enbridge Regional Oil Sands System in January 2009, which is not indicative of the expected future performance of this asset.

NATURAL GAS DELIVERY AND SERVICES

	Three months ended
	March 31,
(millions of Canadian dollars)	2010	2009
Enbridge Gas Distribution (EGD)	76	77
Noverco	20	14
Other Gas Distribution	11	11
Enbridge Offshore Pipelines (Offshore)	9	4
Alliance Pipeline US	6	7
Vector Pipeline	4	5
Aux Sable	7	6
Energy Services	10	23
Other	-	5
Adjusted Earnings	143	152
EGD - (warmer)/colder than normal weather	(8)	15
EGD - interest accrual on GST refund	-	7
Offshore - property insurance recoveries from hurricanes	2	-
Aux Sable - unrealized derivative fair value losses	(4)	(6)
Energy Services - unrealized derivative fair value losses	(13)	(8)
Other - gain on sale of investment in OCENSA	-	329
Other - adoption of new accounting standard	-	(3)
Earnings	120	486

Adjusted earnings from Natural Gas Delivery and Services were $143 million for the three months ended March 31, 2010 compared with $152 million for the three months ended March 31, 2009. The decrease was substantially due to lower adjusted earnings in Energy Services and in Other, partially offset by increased adjusted earnings from Noverco and Offshore.

EGD adjusted earnings were $76 million for the three months ended March 31, 2010, comparable with $77 million for the three months ended March 31, 2009. Current period adjusted earnings reflected lower per unit volumetric charges, higher depreciation expense due to an increase in the overall asset base following the implementation of a new customer billing system in late 2009 and increased accrued estimated earnings sharing with customers under the current incentive regulation term, offset by higher fixed charges, lower operating and administrative costs as well as lower interest expense. As initially reflected in the results for the first quarter of 2008, and in line with scheduled progressive changes contained in the five year Incentive Regulation terms, EGD’s fixed charge billing per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify EGD’s quarterly earnings profile relative to the prior year, but do not affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters.

Noverco earnings reflected a higher contribution from Gaz Metro Limited Partnership as well as lower interest expense.

Offshore adjusted earnings included $2 million in insurance proceeds collected during the quarter, which reflects the final reimbursement for business interruption lost revenues and operating expenses associated with Hurricane Ike in 2008. Offshore adjusted earnings also reflect a higher contribution from Starfish Pipeline Company, LLC (Starfish). The Company purchased the additional 50% interest in Starfish effective December 31, 2009, increasing its ownership to 100%.

The decrease in Energy Services adjusted earnings is attributable to increased losses on capacity held on the Alliance and Vector pipelines due to a reduced basis between receipt and delivery points where natural gas is purchased and sold, and reduced volume and margin opportunities in liquids marketing.

The decrease in Other adjusted earnings was a result of the sale of OCENSA in March 2009.

Natural Gas Delivery and Services earnings were impacted by the following non-recurring or non-operating adjusting items:

•                  EGD earnings are adjusted to reflect the impact of weather.

•                  Earnings from EGD for 2009 included interest income of $7 million related to the recovery of excess GST remitted to Canada Revenue Agency.

•                  Offshore earnings for the three months ended March 31, 2010 included insurance proceeds of $2 million related to the replacement of damaged infrastructure as a result of the 2008 hurricane.

•                  Aux Sable earnings for each period reflected unrealized fair value changes on derivative financial instruments related to the Company’s forward gas processing risk management position.

•                  Energy Services earnings for each period reflected unrealized fair value gains and losses related to the revaluation of inventory and the revaluation of financial derivatives used to risk manage the profitability of forward transportation and storage transactions.

•                  On March 17, 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $512 million, resulting in a gain of $329 million.

•                  Other reflected the write-off of $3 million in deferred development costs as a result of adopting a change in accounting standards effective January 1, 2009.

SPONSORED INVESTMENTS

	Three months ended
	March 31,
(millions of Canadian dollars)	2010	2009
Enbridge Energy Partners (EEP)	30	20
Enbridge Energy, L.P. - Alberta Clipper US (EELP)	10	-
Enbridge Income Fund (EIF)	11	11
Adjusted Earnings	51	31
EEP - unrealized derivative fair value gains/(losses)	1	(4)
EEP - Lakehead System billing correction	-	3
Earnings	52	30

Sponsored Investments’ adjusted earnings were $51 million for the three months ended March 31, 2010 compared with $31 million for the three months ended March 31, 2009.

EEP adjusted earnings increased primarily from liquids pipelines and, to a lesser extent, favourable gas processing margins. The liquids pipelines improvement was generated largely from the completion of Southern Access Expansion Phase II in April 2009 and the North Dakota System Expansion that entered service on January 1, 2010.

EELP – Alberta Clipper US earnings represent the Company’s earnings from its 66.7% investment in EELP which is undertaking the United States segment of the Alberta Clipper Project. Earnings were attributable to AEDC recognized while the project was under construction.

Sponsored Investment earnings for the three months ended March 31, 2010 and 2009 were impacted by the following non-recurring or non-operating adjusting items:

•                  Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.

•                  Earnings from EEP for the three months ended March 31, 2009 included a Lakehead System billing correction of $3 million (net to Enbridge) related to services provided in prior periods.

CORPORATE

	Three months ended
	March 31,
(millions of Canadian dollars)	2010	2009
Adjusted Loss	(10)	(12)
Unrealized derivative fair value gains/(losses)	26	(43)
Unrealized foreign exchange gains on translation of intercompany balances, net	20	-
Impact of tax rate changes	-	6
Earnings/(Loss)	36	(49)

Corporate adjusted loss was $10 million for the three months ended March 31, 2010, comparable with $12 million for the three months ended March 31, 2009.

Corporate costs were impacted by the following non-recurring or non-operating adjusting items:

•                  Earnings for the three months ended March 31, 2010 and 2009 included unrealized fair value gains/(losses) on the revaluation of derivative financial instruments related to forward foreign currency risk management positions.

•                  Earnings for 2010 included net unrealized foreign exchange gains on the translation of foreign-denominated intercompany balances.

•                  Earnings for the three months ended March 31, 2009 reflected a $6 million charge related to favourable legislated tax changes.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to utilize cash from operations and the issuance of replacement debt, commercial paper and/or credit facility draws to fund liabilities as they become due, finance capital expenditures, fund debt retirements and pay common share dividends. At March 31, 2010, excluding the Southern Lights project financing, the Company had $5,985 million of committed credit facilities of which $3,712 million was drawn or allocated to backstop commercial paper. At March 31, 2010, the Company has provided its affiliate EIF with liquidity support of $100 million under a revolving credit agreement. Drawings on the EIF facilities at March 31, 2010 were $33 million. In March 2010, the US$500 million revolving credit agreement through which the Company provided liquidity support to the Company’s affiliate EEP was cancelled. As a result, the Company had net available liquidity at March 31, 2010 of $2,530 million, inclusive of unrestricted cash and cash equivalents of $324 million. The net available liquidity is expected to be sufficient to finance all currently secured capital projects and to provide flexibility for new investment opportunities.

The following table provides details of the Company’s credit facilities at March 31, 2010.

			Credit
	Expiry	Total	Facility
(millions of Canadian dollars)	Dates	Facilities	Draws[2]	Available
Liquids Pipelines	2011	1,300	1,066	234
Gas Distribution and Services	2010 - 2011	812	246	566
Corporate	2011 - 2013	3,873	2,400	1,473
		5,985	3,712	2,273
Southern Lights project financing[1]	2014	1,755	1,548	207
Credit Facilities		7,740	5,260	2,480

1.               Total facilities inclusive of $182 million which is available if certain conditions related to the project are met.

2.               Includes facility draws and commercial paper issuances, net of discount, that are back-stopped by the credit facility.

OPERATING ACTIVITIES

Cash from operating activities was $646 million for the three months ended March 31, 2010 compared with $881 million for the three months ended March 31, 2009. The decrease resulted from variations in working capital requirements, primarily natural gas inventory at EGD, the value of which is dependent on commodity prices and seasonal volumetric drawdown rates.

There are no material restrictions on the Company’s cash with the exception of proportionately consolidated joint venture cash of $84 million, which cannot be accessed until distributed to the Company, and cash in trust of $13 million for specific shipper commitments.

INVESTING ACTIVITIES

Cash used in investing activities for the three months ended March 31, 2010 was $629 million compared with $363 million for the three months ended March 31, 2009. While investments and capital expenditures for growth projects and core maintenance were comparable with 2009, the lower use of cash reported in the previous period was enhanced by proceeds received on the sale of the investment in OCENSA.

FINANCING ACTIVITIES

Cash generated from financing activities was $84 million for the three months ended March 31, 2010 compared with cash used in financing activities of $726 million for the three months ended March 31, 2009. The increase in cash primarily resulted from a medium-term note issuance of $500 million on March 3, 2010 and increases in commercial paper and credit facility draws.

Participants in the Company’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of common shares with reinvested dividends. For the three months ended March 31, 2010, dividends declared were $161 million (2009 - $138 million), of which $105 million (2009 - $104 million) were paid in cash and reflected in financing activities. The remaining $56 million (2009 - $34 million) of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the three months ended March 31, 2010, 35% (2009 - 25%) of total dividends declared were reinvested.

On May 4, 2010, the Enbridge Board of Directors declared quarterly dividends of $0.425 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2010 to shareholders of record on May 14, 2010.

Capital Expenditure Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,078 million.

In July 2009, the Company additionally committed to fund 66.7% of the United States segment of the Alberta Clipper Project through EEP and EELP. The total cost of the United States segment is estimated at US$1,200 million. As at March 31, 2010, the Company had funded 92% of the committed amount.

CRITICAL ACCOUNTING ESTIMATES

ASSET RETIREMENT OBLIGATIONS

In 2009, the NEB released a report on the financial issues associated with pipeline abandonment and established a goal for pipelines regulated under the NEB Act, as required, to begin setting aside funds for abandonment no later than the end of May 2014. In March 2010, the NEB issued a report revising certain ‘base case assumptions’ and, as such, large pipeline companies are required to file abandonment cost estimates by May 2011. The NEB is requiring large pipeline companies file a proposed process for collecting and setting aside the funds for abandonment by May 2012. Both of the required submissions will need NEB approval and will result in increases to transportation tolls, the amount of which is uncertain at this time. Currently, for certain of the Company’s assets, it is not practical to make a reasonable estimate of asset retirement obligations for accounting purposes due to the indeterminate timing and scope of the asset retirements. However, should the NEB action plan result in a reasonable estimate of asset retirement obligations for accounting purposes, financial statement recognition of these amounts may be made in future periods, potentially in conjunction with IFRS.

FUTURE ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Canadian Accounting Standards Board (AcSB) confirmed in February 2008 that publicly accountable entities will be required to adopt IFRS for interim and annual financial statements beginning on January 1, 2011, including comparative financial statements for 2010.

Enbridge’s preparations for IFRS conversion include preparing IFRS compliant accounting policies, drafting model IFRS financial disclosures, identifying accounting differences, developing and implementing systems solutions and process changes that support the preparation of 2010 comparative data as well as a sustainable conversion to IFRS in 2011.

The Audit, Finance and Risk Committee of the Board of Directors receives regular reports on the advancement of the conversion to IFRS.

Accounting and Reporting

To date, detailed IFRS compliant accounting policies and model financial statement disclosures are complete. The Company’s IFRS compliant accounting policies differ in some regards from the Company’s current accounting policies. The most significant differences are expected to impact the following areas:

•                  property, plant and equipment

•                  decommissioning liabilities (asset retirement obligations)

•                  impairments

•                  consolidation and presentation of non-controlling interests

The Company is carefully monitoring the International Accounting Standards Board’s (IASB) project on Rate Regulated Activities. If approved, the IASB’s exposure draft on Rate Regulated Activities, published in July 2009, would allow the Company to continue to apply rate regulated accounting with some changes. The IASB has delayed its project on rate regulated activities and it is not possible to determine what accounting policies will apply to the Company’s rate regulated activities on January 1, 2011. The Company expects the IASB will provide some indication of its intended direction during the second or third quarter of 2010.

IFRS 1 is the standard which governs the adoption of IFRS. The Company has selected IFRS 1 elective exemptions which are practical and provide the most relevant presentation on conversion to IFRS. The primary result of the exemptions selected is to apply certain IFRS differences prospectively, minimizing adjustments to the IFRS opening balance sheet. The Company also expects to elect to reduce cumulative translation differences to zero on the date of adoption. This change would impact the Company’s retained earnings and accumulated other comprehensive income balances, both within the equity section of the balance sheet. In addition, the IASB is expected to issue an IFRS 1 exemption which would allow the Company to use the carrying amount of rate regulated property, plant and equipment, as calculated under Canadian GAAP, as the deemed cost for IFRS on the date of adoption. This would reduce changes to property, plant and equipment on adoption and, if available, the Company expects to use this exemption.

Quantitative Impacts

The Company uses rate regulated accounting, in accordance with Canadian and US GAAP, for a significant portion of its activities. Until the IASB determines how rate regulated activities should be accounted for under IFRS, the quantitative impacts of adopting IFRS are indeterminable.

Information Systems and Business Processes

In January 2010, the Company implemented changes to information systems and processes which ensure that data needed for IFRS reporting of 2010 financial information for comparative purposes is gathered. The Company has also developed processes to derive the 2010 opening balance sheet under IFRS and is building processes and systems solutions to create 2010 IFRS compliant quarterly financial information for comparative purposes.

The Company has determined the systems solution which will be implemented in 2011 to support and sustain IFRS changes after conversion. Process changes needed to sustain IFRS conversion starting in 2011 have been identified and, during 2010 process design and training is expected to be completed. Related impacts to internal controls over financial reporting and disclosure controls and procedures are expected to be identified during 2010.

Training and Communication

The Company has a comprehensive plan to train internal personnel who will be impacted by the conversion to IFRS. Training started during 2009 and will continue throughout 2010. In 2009, the Company also commenced preparation of an external communication plan which will depend on the nature and magnitude of changes to the financial statements expected under IFRS.

Business Activities

The Company has reviewed the effect of IFRS conversion on its debt covenants, compensation agreements and hedging activities and does not expect the conversion to IFRS to significantly impact these activities or requirements.

The expected timing of key activities identified above may change prior to the IFRS conversion date due to changes in ongoing accounting standards including those noted above, regulation, economic conditions or other factors.

QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars,	2010	2009				2008
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	3,977	3,186	2,629	2,868	3,783	3,924	4,368	3,871
Earnings applicable to
common shareholders	342	300	304	393	558	264	148	658
Earnings per common share	0.93	0.81	0.83	1.08	1.54	0.72	0.41	1.83
Diluted earnings per common share	0.92	0.80	0.83	1.08	1.53	0.71	0.41	1.81
Dividends per common share	0.425	0.370	0.370	0.370	0.370	0.330	0.330	0.330

1.               Quarterly financial information has been extracted from financial statements prepared in accordance with Canadian GAAP.

Several factors impact comparability of the Company’s financial results on a quarterly basis, including, but not limited to, seasonality in the Company’s gas distribution businesses, fluctuations in market prices such as foreign exchange rates and commodity prices, disposals of investments or assets and the timing of in-service dates of new projects, including the impact of AEDC recognized during the construction period.

Revenues include amounts billed to customers of EGD for natural gas, which varies with fluctuations in the commodity price and seasonal heating demand. Higher natural gas commodity prices increase revenues but would not similarly impact earnings as the cost of natural gas flows through to customers. Fluctuations in commodity prices impact revenues and earnings from Energy Services businesses.

Significant items that impacted the quarterly earnings and revenues were as follows:

•                  First quarter 2010 earnings reflect unrealized fair value losses and gains on derivative financial instruments used to manage commodity price risk and foreign exchange rate risk, respectively.

•                  Fourth quarter 2009 earnings reflect decreased revenues from gas distribution businesses due to depressed natural gas prices throughout 2009 and unrealized fair value gains on derivative financial instruments used to manage commodity price risk and foreign exchange rate risk.

•                  Third quarter 2009 earnings reflect AEDC in Liquids Pipelines as well as unrealized fair value gains on derivative financial instruments used to risk manage foreign exchange and interest rate variability.

•                  Second quarter 2009 earnings reflect a higher contribution from EEP, AEDC in Liquids Pipelines as well as unrealized fair value gains on derivative financial instruments used to risk manage commodity, foreign exchange and interest rate variability.

•                  First quarter 2009 earnings reflect a gain of $329 million on the disposition of the Company’s investment in OCENSA. Revenues decreased due to lower average commodity prices relative to 2008.

•                  Fourth quarter earnings in 2008 reflect AEDC in Liquids Pipelines, a higher contribution from EGD and unrealized fair value gains on derivative financial instruments in Aux Sable and Energy Services.

•                  Third quarter earnings in 2008 reflect increased earnings from Athabasca System, EGD, Aux Sable and Energy Services. Revenues increased due to higher average commodity prices in 2008.

•                  Second quarter 2008 earnings included a gain on the sale of the Company’s investment in Compañía Logística de Hidrocarburos (CLH) as well as increased earnings from EEP, Aux Sable and Energy Services.

NON-GAAP RECONCILIATIONS

	Three months ended
	March 31,
(millions of Canadian dollars)	2010	2009
GAAP earnings as reported	342	558
Significant after-tax non-recurring or non-operating factors and variances:
Liquids Pipelines
Enbridge Regional Oil Sands System - leak remediation costs	-	6
Natural Gas Delivery and Services
EGD - warmer/(colder) weather than normal	8	(15)
EGD - interest accrual on GST refund	-	(7)
Offshore - property insurance recoveries from hurricanes	(2)	-
Aux Sable - unrealized derivative fair value losses	4	6
Energy Services - unrealized derivative fair value losses	13	8
Other - gain on sale of investment in OCENSA	-	(329)
Other - adoption of new accounting standard	-	3
Sponsored Investments
EEP - unrealized derivative fair value (gains)/losses	(1)	4
EEP - Lakehead System billing correction	-	(3)
Corporate
Unrealized derivative fair value (gains)/losses	(26)	43
Unrealized foreign exchange gains on translation of intercompany balances, net	(20)	-
Impact of tax rate changes	-	(6)
Adjusted Earnings	318	268

OUTSTANDING SHARE DATA

Number
Preferred Shares, Series A (non-voting equity shares)	5,000,000
Common Shares - issued and outstanding (voting equity shares)	380,106,271
Stock Options - issued and outstanding (8,726,200 vested)	17,136,235

Outstanding share data information is provided as at April 27, 2010.

ENBRIDGE INC.

CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

March 31, 2010

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009
Revenues
Commodity sales	3,260	3,050
Transportation and other services	717	733
	3,977	3,783
Expenses
Commodity costs	3,069	2,835
Operating and administrative	324	369
Depreciation and amortization	200	181
	3,593	3,385
	384	398
Income from Equity Investments	86	54
Other Income	139	5
Interest Expense	(150)	(147)
Gain on Sale of Investment (Note 2)	-	336
	459	646
Non-Controlling Interests	(12)	(9)
	447	637
Income Taxes	(103)	(77)
Earnings	344	560
Preferred Share Dividends	(2)	(2)
Earnings Applicable to Common Shareholders	342	558
Earnings per Common Share	0.93	1.54
Diluted Earnings per Common Share	0.92	1.53

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2010	2009
Earnings	344	560
Other Comprehensive Income/(Loss)
Change in unrealized losses on cash flow hedges, net of tax	(42)	(136)
Change in unrealized gain/(loss) on net investment hedges, net of tax	19	(42)
Reclassification to earnings of realized cash flow hedges, net of tax	22	97
Reclassification to earnings of unrealized cash flow hedges, net of tax (Note 2)	-	(20)
Other comprehensive income from equity investees, net of tax	2	5
Non-controlling interests in other comprehensive income	13	(15)
Change in foreign currency translation adjustment	(156)	100
Other Comprehensive Loss	(142)	(11)
Comprehensive Income	202	549

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009
Preferred Shares	125	125
Common Shares
Balance at beginning of period	3,379	3,194
Common shares issued	-	4
Dividend reinvestment and share purchase plan	56	34
Shares issued on exercise of stock options	17	6
Balance at End of Period	3,452	3,238
Contributed Surplus
Balance at beginning of period	54	38
Stock-based compensation	5	11
Options exercised	(1)	-
Balance at End of Period	58	49
Retained Earnings
Balance at beginning of period	4,400	3,384
Earnings applicable to common shareholders	342	558
Common share dividends declared	(161)	(138)
Dividends paid to reciprocal shareholder	5	4
Balance at End of Period	4,586	3,808
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of period	(543)	33
Other comprehensive loss	(142)	(11)
Balance at End of Period	(685)	22
Reciprocal Shareholding	(154)	(154)
Total Shareholders’ Equity	7,382	7,088
Dividends Paid per Common Share	0.425	0.370

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2010	2009
Operating Activities
Earnings	344	560
Depreciation and amortization	200	181
Unrealized (gains)/losses on derivative instruments	(16)	114
Allowance for equity funds used during construction	(52)	(32)
Equity earnings in excess of cash distributions	(36)	(8)
Gain on sale of investment	-	(336)
Future income taxes	85	(24)
Non-controlling interests	12	9
Other	(11)	10
Changes in operating assets and liabilities	120	407
	646	881
Investing Activities
Long-term investments	(86)	(1)
Affiliate loans, net	(66)	-
Proceeds on sale of investment (Note 2)	-	512
Settlement of hedges (Note 2)	-	6
Additions to property, plant and equipment	(375)	(810)
Additions to intangible assets	(9)	(27)
Change in construction payable	(93)	(43)
	(629)	(363)
Financing Activities
Net change in short-term borrowings	(266)	(562)
Net change in commercial paper and credit facility draws	344	(96)
Debenture and term note issues	500	-
Debenture and term note repayments	(450)	(100)
Net change in Southern Lights project financing	51	157
Non-recourse debt issues	5	-
Non-recourse debt repayments	-	(19)
Distributions to non-controlling interests	(7)	(5)
Common shares issued	14	5
Preferred share dividends	(2)	(2)
Common share dividends	(105)	(104)
	84	(726)
Effect of translation of foreign denominated cash and cash equivalents	(7)	1
Increase/(Decrease) in Cash and Cash Equivalents	94	(207)
Cash and Cash Equivalents at Beginning of Period	327	542
Cash and Cash Equivalents at End of Period[1]	421	335

See accompanying notes to the unaudited consolidated financial statements.

1.               Cash and cash equivalents consists of $302 million (2009 - $200 million) of cash and $119 million (2009 - $135 million) of short-term investments and includes restricted cash of $97 million (2009 - $101 million).

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(unaudited; millions of Canadian dollars)	2010	2009
Assets
Current Assets
Cash and cash equivalents	421	327
Accounts receivable and other	2,208	2,484
Inventory	377	784
	3,006	3,595
Property, Plant and Equipment, net	18,926	18,850
Long-Term Investments	2,378	2,312
Deferred Amounts and Other Assets	2,815	2,425
Intangible Assets	482	488
Goodwill	370	372
Future Income Taxes	116	127
	28,093	28,169
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	242	508
Accounts payable and other	2,007	2,463
Interest payable	125	104
Current maturities of long-term debt	502	601
Current maturities of non-recourse long-term debt	258	113
	3,134	3,789
Long-Term Debt	12,053	11,581
Non-Recourse Long-Term Debt	1,238	1,393
Other Long-Term Liabilities	1,272	1,207
Future Income Taxes	2,286	2,211
	19,983	20,181
Non-Controlling Interests	728	727
Shareholders’ Equity
Share capital
Preferred shares	125	125
Common shares	3,452	3,379
Contributed surplus	58	54
Retained earnings	4,586	4,400
Accumulated other comprehensive loss	(685)	(543)
Reciprocal shareholding	(154)	(154)
	7,382	7,261
Commitments and Contingencies(Note 4)
	28,093	28,169

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These interim consolidated financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2009 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s consolidated financial statements are described in Note 5. Amounts are stated in Canadian dollars unless otherwise noted. These interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in the 2009 Annual Report.

Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

1. SEGMENTED INFORMATION

		Natural Gas
	Liquids	Delivery and	Sponsored
Three months ended March 31, 2010	Pipelines	Services	Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	322	3,562	79	14	3,977
Commodity costs	-	(3,069)	-	-	(3,069)
Operating and administrative	(119)	(170)	(27)	(8)	(324)
Depreciation and amortization	(65)	(105)	(21)	(9)	(200)
	138	218	31	(3)	384
Income from equity investments	-	18	68	-	86
Other income	64	3	9	63	139
Interest and preferred share dividends	(41)	(63)	(14)	(34)	(152)
Non-controlling interests	(1)	(1)	(10)	-	(12)
Income taxes	(26)	(55)	(32)	10	(103)
Earnings applicable to common shareholders	134	120	52	36	342

		Natural Gas
	Liquids	Delivery and	Sponsored
Three months ended March 31, 2009	Pipelines	Services	Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	312	3,383	75	13	3,783
Commodity costs	-	(2,834)	-	(1)	(2,835)
Operating and administrative	(150)	(182)	(25)	(12)	(369)
Depreciation and amortization	(52)	(102)	(21)	(6)	(181)
	110	265	29	(6)	398
Income from equity investments	-	12	42	-	54
Other income and gain on sale of investments	31	354	2	(46)	341
Interest and preferred share dividends	(33)	(66)	(15)	(35)	(149)
Non-controlling interests	-	(1)	(7)	(1)	(9)
Income taxes	(17)	(78)	(21)	39	(77)
Earnings applicable to common shareholders	91	486	30	(49)	558

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT1

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2010	2009
Liquids Pipelines	231	760
Natural Gas Delivery and Services	83	81
Sponsored Investments	12	-
Corporate	101	1
	427	842

1.               Includes allowance for equity funds used during construction (AEDC).

2. GAIN ON SALE OF INVESTMENT

OCENSA

On March 17, 2009, the Company sold its investment in Oleoducto Central S.A. (OCENSA), a crude oil pipeline in Colombia, for proceeds of $512 million (US$402 million). Earnings and cash flows from operating activities generated by this investment for the three months ended March 31, 2009 were $7 million. Earnings from the OCENSA investment are included in the Natural Gas Delivery and Services operating segment. As a result of the sale of OCENSA, the Company reclassified $20 million of after-tax gains on unrealized cash flow hedges from Other Comprehensive Income (OCI) to earnings for the three months ended March 31, 2009.  Cash provided by the settlement of OCENSA currency hedges was $6 million for the three months ended March 31, 2009.

3. POST EMPLOYMENT BENEFITS

The Company has three basic pension plans which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Natural Gas Delivery and Services pension plans (collectively, the Canadian Plans) provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge United States pension plan (the United States Plan) provides Company funded defined benefit pension benefits for United States based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs related to the period are presented below.

NET PENSION PLAN AND OPEB COSTS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2010	2009
Benefits earned during the period	14	16
Interest cost on projected benefit obligations	20	20
Expected return on plan assets	(20)	(20)
Amortization of unrecognized amounts	5	6
Amount charged to Enbridge Energy Partners, L.P.	(5)	(7)
Pension and OPEB Costs	14	15

The table reflects the pension and OPEB cost for all the Company’s benefit plans on an accrual basis. For costs related to the Natural Gas Delivery and Services pension and OPEB plans, no earnings impact resulted as offsetting long-term regulatory assets and liabilities have been recorded as plan contributions and actual OPEB benefit costs are recovered through rates.

4. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,078 million which are expected to be paid within the next five years.

ENBRIDGE GAS DISTRIBUTION INC.

Bloor Street Incident

Enbridge Gas Distribution Inc. (EGD) was charged under both the Ontario Technical Standards and Safety Act (TSSA) and the Ontario Occupational Health and Safety Act (OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto in April 2003. In October 2007, all of the TSSA and OHSA charges laid against EGD were dismissed by the Ontario Court of Justice. The decision was appealed by the Crown to the Ontario Superior Court of Justice and the appeal was heard by the Superior Court during November and December 2009. On April 14, 2010, the Superior Court overturned the trial judge’s decision and ordered a new trial to be conducted before a different judge. EGD is presently reviewing the decision and considering an application for leave to appeal to the Ontario Court of Appeal. Management does not believe any fines that may be levied will have a material financial impact on the Company.

OTHER TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

OTHER LITIGATION

The Company and its subsidiaries are subject to various other legal and regulatory actions and proceedings which arise in the normal course of business, including interventions in regulatory proceedings and challenges to regulatory approvals and permits by special interest groups. While the final outcome of such actions and proceedings cannot be predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company’s consolidated financial position or results of operations.

5. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009
Earnings under Canadian GAAP	342	558
Earnings under Canadian GAAP Applicable to Common Shareholders	344	560
Inventory valuation adjustment, net of tax[3]	21	(16)
Earnings attributable to non-controlling interests under Canadian GAAP[1]	12	9
Earnings as a result of consolidating EEP under U.S. GAAP[6]	54	45
Earnings under U.S. GAAP	431	598
Attributable to
Enbridge Inc.[1]	365	544
Non-controlling interests[1]	66	54
Earnings under U.S. GAAP	431	598
Earnings per Common Share attributable to Enbridge Inc.	0.99	1.53
Diluted Earnings per Common Share attributable to Enbridge Inc.	0.98	1.52

COMPREHENSIVE INCOME

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2010	2009
Earnings under U.S. GAAP	431	598
Other comprehensive income/(loss) under Canadian GAAP	(142)	(11)
Underfunded pension adjustment, net of tax[5]	(31)	(26)
Other comprehensive income attributable to non-controlling interests under Canadian GAAP	(13)	15
Other comprehensive income as a result of consolidating EEP under U.S. GAAP[6]	4	4
Comprehensive income under U.S. GAAP	249	580
Attributable to
Enbridge Inc.[1]	192	507
Non-controlling interests[1]	57	73
Comprehensive income under U.S. GAAP	249	580

FINANCIAL POSITION

	March 31, 2010		December 31, 2009
		United		United
(unaudited; millions of Canadian dollars)	Canada	States	Canada	States
Assets
Current Assets
Cash and cash equivalents[2,6]	421	606	327	478
Accounts receivable and other[2,6]	2,208	2,860	2,484	2,848
Inventory[2,3,6]	377	444	784	824
	3,006	3,910	3,595	4,150
Property, Plant and Equipment, net[2,6]	18,926	26,816	18,850	26,837
Long-Term Investments[2,6]	2,378	258	2,312	228
Deferred Amounts and Other Assets[2,4,5,6]	2,815	2,130	2,425	2,478
Intangible Assets[6]	482	565	488	575
Goodwill[6]	370	707	372	719
Future Income Taxes[2]	116	136	127	148
	28,093	34,522	28,169	35,135

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	242	242	508	508
Accounts payable and other[2,6]	2,007	2,711	2,463	3,178
Interest payable[6]	125	204	104	151
Current maturities of long-term debt[6]	502	533	601	633
Current maturities of non-recourse long-term debt[2]	258	276	113	131
	3,134	3,966	3,789	4,601
Long-Term Debt[2,4,6]	12,053	16,015	11,581	15,647
Non-Recourse Long-Term Debt[2]	1,238	905	1,393	1,399
Other Long-Term Liabilities[2,5,6]	1,272	1,349	1,207	1,311
Future Income Taxes[3,5]	2,286	2,215	2,211	2,147
	19,983	24,450	20,181	25,105
Non-Controlling Interests[1]	728	-	727	-
Shareholders’ Equity
Share capital
Preferred shares	125	125	125	125
Common shares	3,452	3,452	3,379	3,379
Contributed surplus	58	-	54	-
Retained earnings[3]	4,586	4,549	4,400	4,343
Additional paid in capital	-	102	-	98
Accumulated other comprehensive income/(loss)[5]	(685)	(818)	(543)	(646)
Reciprocal shareholding	(154)	(154)	(154)	(154)
	7,382	7,256	7,261	7,145
Total Enbridge Inc. Liabilities and Shareholders’ Equity	28,093	31,706	28,169	32,250
Non-Controlling Interests[1,6]	-	2,816	-	2,885
	28,093	34,522	28,169	35,135

1.               Presentation of Non-Controlling Interests

Under Canadian GAAP earnings attributable to non-controlling interests are presented in earnings on the income statement and the non-controlling interest balance is presented as a liability on the balance sheet. Under U.S. GAAP, the earnings and retained earnings attributable to non-controlling interests are presented as a separate component of equity.

For the three months ended March 31, 2010, $66 million (2009 - $54 million) of earnings are attributable to non-controlling interests.

Included in OCI for the three months ended March 31, 2010 is an unrealized gain on cash flow hedges of $4 million (2009 - $4 million unrealized gain) and an after-tax change in OCI of $13 million (2009 - $15 million) attributable to non-controlling interests.

2.               Accounting for Joint Ventures

Canadian GAAP requires that investments in joint ventures are proportionately consolidated. U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the United States Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only presentation and classification and not earnings or shareholders’ equity.

3.               Commodity Inventories Valuation

Under Canadian GAAP commodity inventories are recorded at fair value. U.S. GAAP requires that commodity inventories be recorded at the lower of cost or market. For the three months ended March 31, 2010, lower of cost or market adjustments resulted in a $7 million (2009 - $26 million) decrease to inventory, a $3 million (2009 - $10 million) decrease to the future income tax liability and a $21 million (2009 - $16 million decrease) increase to earnings.

4.               Transaction Costs

Under Canadian GAAP transaction costs arising from the issuance of debt are recorded in Long-Term Debt. For U.S. GAAP, these costs are reclassified to Deferred Amounts and Other Assets. As at March 31, 2010, $97 million (December 31, 2009 - $98 million) of transaction costs were reclassified.

5.               Pension Funding Status

U.S. GAAP requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB plan as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income while Canadian GAAP does not require the recognition of the defined benefit post retirement plan or OPEB plan funding status.

Pension funding status adjustments resulted in an increase in the net liability of $201 million (December 31, 2009 - $155 million) for the underfunded status of the plans, a decrease in future tax liability of $68 million (December 31, 2009 - $52 million) and an increase in accumulated other comprehensive loss of $133 million (December 31, 2009 - $103 million) at March 31, 2010.

The Company estimates that approximately $15 million related to pension and OPEB plans at March 31, 2010 will be reclassified into earnings in the next twelve months.

6.               Consolidation of a Limited Partnership

Under U.S. GAAP the Company is deemed to have control of Enbridge Energy Partners (EEP) and therefore consolidates its 27% interest in the partnership, resulting in an increase to both assets and liabilities of $6,789 million at March 31, 2010 (December 31, 2009 - $6,974 million) and no recognition or measurement changes to equity or earnings attributable to the Company as at and for the three months ended March 31, 2010 and 2009.